Exhibit 21.0

Subsidiaries of Bay Banks of Virginia, Inc.

Subsidiary	State of Incorporation
Bank of Lancaster	Virginia
Bay Trust Company	Virginia
Steptoes Holdings, LLC (inactive)	Virginia

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